Exhibit 99.3

Delivering leading bispecific TCR pipeline

Multiple candidates in oncology and infectious diseases

	Candidate	Target	Indication	IND-enabling	Phase 1	Phase 2	Phase 3	Approved
ONCOLOGY	KIMMTRAK Tebentafusp	gp100	Uveal melanoma					
			Advanced melanoma					
	IMC-F106C	PRAME-A02	Multiple solid tumors	Monotherapy dose exploration				
			Multiple solid tumors	Combinations w/ standards of care				
			2L+ cutaneous melanoma					
			PRR Ovarian*					
			Advanced endometrial					
			2L+ NSCLC					
	IMC-P115C ★	PRAME-A02-HLE	Multiple solid tumors					
	IMC-T119C ★	PRAME-A24	Multiple solid tumors					
	IMC-R117C ★	PIWIL1	Colorectal, gastric, pancreatic					
	IMC-C103C[1]	MAGE-A4	Multiple solid tumors					
INFECTIOUS DISEASES	IMC-I109V	Envelope	Hepatitis B Virus (HBV)					
	IMC-M113V[2]	Gag	Human Immunodeficiency Virus (HIV)					

★ New ImmTAC candidate

1. Developed under a co-development/co-promotion collaboration with Genentech; 2. Program is wholly owned, development costs being provided by the Bill & Melinda Gates Foundation (BMGF), Immunocore retains all development and commercialization rights in the developed world. * Platinum refractory or resistant serous ovarian carcinoma

IMMUNOCORE 1